# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gyre Therapeutics, Inc., CIK 0001124105
CUSIP: 403783103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12770 High Bluff Drive, Suite 150, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 05/04/2026
Filed by CIK 0001985547
Persons authorized to receive notices and communications: 12770 High Bluff Drive, Suite 150, San Diego, California (CA), 92130, (858) 567-7770

## Reporting persons
- Songjiang Ma (CIK 0001985547): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,342,131; sole dispositive power 0; shared dispositive power 7,342,131; aggregate amount beneficially owned 7,342,131 (6.33% of the class)
  Comment: Represents (i) 4,536,047 shares underlying the options directly held by Songjiang Ma ("Mr. Ma") that are exercisable within 60 days after the date hereof and (ii) 2,806,084 shares directly held by Yueying Zhu ("Ms. Zhu"), the spouse of Mr. Ma.
  
  All percentage calculations herein are based on 115,980,575 shares of Company Common Stock, consisting of (i) 96,994,001 shares of Company Common Stock outstanding as of April 16, 2026, as disclosed in the Issuer's Definitive Proxy Statement on DEF 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on April 27, 2026 (the "Proxy Statement"), (ii) 14,450,527 shares of Company Common Stock issued in the Merger (as defined below) and (iii) 4,536,047 shares underlying the options directly held by Mr. Ma that are exercisable within 60 days after the date hereof.
- Yueying Zhu: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,342,131; sole dispositive power 0; shared dispositive power 7,342,131; aggregate amount beneficially owned 7,342,131 (6.33% of the class)
  Comment: Represents (i) 4,536,047 shares underlying the options directly held by Mr. Ma that are exercisable within 60 days after the date hereof and (ii) 2,806,084 shares directly held by Ms. Zhu, the spouse of Mr. Ma.
  
  All percentage calculations herein are based on 115,980,575 shares of Company Common Stock, consisting of (i) 96,994,001 shares of Company Common Stock outstanding as of April 16, 2026, as disclosed in the Proxy Statement, (ii) 14,450,527 shares of Company Common Stock issued in the Merger and (iii) 4,536,047 shares underlying the options directly held by Mr. Ma that are exercisable within 60 days after the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Gyre Therapeutics, Inc.
Address of issuer's principal executive offices: 12770 High Bluff Drive, Suite 150, San Diego, California (CA), 92130
Comment: This Amendment No. 1 to the statement on Schedule 13D (this "Amendment") relates to shares of Company Common Stock and amends the statement on Schedule 13D filed on September 6, 2024 (the "Original Filing"), by the Reporting Persons. Except as otherwise provided herein, each Item of the Original Filing remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Amendment is being as a result of a change in the number of shares of Company Common Stock outstanding as a result of the Merger. Mr. Ma and Ms. Zhu did not receive any Company securities in connection with the Merger.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On May 4, 2026 (the "Merger Closing Date"), Gyre consummated the previously announced acquisition of Cullgen Inc., a Delaware corporation ("Cullgen"), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated March 2, 2026 (the "Merger Agreement"), by and among the Company, Helix Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), and Cullgen. Pursuant to the Merger Agreement, Merger Sub merged with and into Cullgen, with Cullgen continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the "Merger").

Under the terms of the Merger Agreement, the Company acquired Cullgen in an all-stock transaction that valued Cullgen at approximately $300 million. At the effective time of the Merger (the "Effective Time"), each then outstanding share of Cullgen capital stock (the "Cullgen Capital Stock"), excluding shares of Cullgen Capital Stock held as treasury stock immediately prior to the Effective Time and any dissenting shares, was converted into (1) with respect to shares of Cullgen Capital Stock held by certain designated holders, (i) for each share of Cullgen common stock ("Cullgen Common Stock") held by such holders, a number of shares of the Series B Preferred Stock, equal to (x) 0.4753 (the "Exchange Ratio") divided by five, and (ii) for each share of Cullgen preferred stock ("Cullgen Preferred Stock") held by such designated holders, a number of shares of Series B Preferred Stock equal to (x) the number of shares of Cullgen Common Stock issuable upon conversion of each share of Cullgen Preferred Stock, multiplied by the Exchange Ratio, and divided by five, and (2) with respect to shares of Cullgen Capital Stock held by each other holder, (i) for each share of Cullgen Common Stock held by such holders, a number of shares of Company Common Stock, equal to the Exchange Ratio, and (ii) for each share of Cullgen Preferred Stock held by such holders, a number of shares of Company Common Stock equal to the number of shares of Cullgen Common Stock issuable upon conversion of each share of Cullgen Preferred Stock, multiplied by the Exchange Ratio. Each share of Series B Preferred Stock received in the Merger is convertible into five shares of Company Common Stock, subject to certain conditions described below with respect to the Conversion Proposal (as defined below). Notwithstanding anything herein to the contrary, in no event will the Company issue greater than 19.99% of its issued and outstanding Company Common Stock or its voting power prior to the approval of the Conversion Proposal (as defined below).

Pursuant to the Merger Agreement, the Company agreed to convene a meeting of its stockholders to submit to its stockholders for their consideration the approval of the conversion of the Series B Preferred Stock into shares of Company Common Stock in accordance with certain of the rules of the Nasdaq Stock Market LLC (the "Conversion Proposal"). In connection with these matters, the Company filed with the SEC the Proxy Statement and will hold the meeting of its stockholders on June 10, 2026.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D/A and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 to this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated September 6, 2024, between the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Filing).

Exhibit 99.2 Agreement and Plan of Merger and Reorganization, dated March 2, 2026, by and among Gyre Therapeutics, Inc., Helix Merger Sub Corp., and Cullgen Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 2, 2026).

## Signatures
- Songjiang Ma: /s/ Songjiang Ma, Songjiang Ma (05/07/2026)
- Yueying Zhu: /s/ Yueying Zhu, Yueying Zhu (05/07/2026)